

March 6, 2009

Mr. David West Griffin
Chief Financial Officer and Director
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

   **Re: Energy XXI (Bermuda) Limited
    Form 10-K for the Fiscal Year Ended June 30, 2008
    Filed September 11, 2008
    File No. 001-33628
    Response Letter Dated February 13, 2009**

Dear Mr. Griffin:

   We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 1

1. Expand your disclosure to provide the information contained in your response number 3.

Capital Resources, page 32

2. We have reviewed your response to prior comment 8 and note your intention to include additional disclosure relating to the calculation and use of the replacement reserve ratio. However, your responses to certain bullet points of the prior comment did not explicitly state your intention to include the information provided in future disclosures. Please confirm that you intend to disclose the information provided in your responses to this prior comment in future filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Shannon Buskirk at (202) 551-3717 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

                              Sincerely,

                              H. Roger Schwall
                              Assistant Director